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Tom Giantsopoulos	Peter Cauley
Corporate Communications	Chief Financial Officer
DataMirror Corporation	DataMirror Corporation
905-415-0310 ext. 153	905-415-0310 ext. 271
tgiantsopoulos@datamirror.com	pcauley@datamirror.com

DataMirror Partners with IIONE to Expand Reach in South Korea

Partnership Delivers Localized High Availability and Real-Time Data Integration
Solutions to Meet Unique Regional Market Needs

TORONTO & SANTA CLARA, Calif. - (August 31, 2005) - DataMirror® (NASDAQ: DMCX - News; TSX: DMC - News) today announced a partnership with IIONE, a Seoul-based enterprise solutions provider, to offer high availability and real-time data integration solutions in South Korea. The partnership leverages solutions built upon DataMirror Integration Suite and IIONE’s expertise with Oracle in the South Korean market.

The strategic marketing and sales alliance between DataMirror and IIONE brings turn-key solutions to customers throughout South Korea, including a high availability and disaster recovery solution running DataMirror Integration Suite in Oracle environments. The solution caters to South Korean customers who need protection from interruptions to normal business operations. The partnership also offers real-time data integration solutions featuring DataMirror’s low overhead technology that delivers data access between source databases on any platform. The solution gives organizations the benefit of up-to-the minute visibility into business operations to enable timely decision making.

“DataMirror’s ecosystem of integration partners, consulting firms, value added resellers and infrastructure providers is one of DataMirror’s sales and marketing strengths,” said Stewart Ritchie, Senior Vice-President, Worldwide Sales, DataMirror. “The addition of a leading solutions provider like IIONE to DataMirror’s partner network extends our reach into South Korea and enables us to bring real-time data integration and business continuity solutions to customers who need the data integration and protection capabilities that DataMirror solutions offer.”

By forming a strategic sales and marketing alliance with DataMirror, IIONE expands its total solution offering and becomes the leading provider of DataMirror Integration Suite for high availability and real-time data integration solutions in South Korea. DataMirror has more than 10 years of leadership with best-of-breed, real-time data integration, protection and Java database solutions.

“With this partnership, IIONE takes a significant step to expand our solution offerings,” said Steve Yeonjoon Choi, CEO, IIONE. “Partnering with DataMirror enables us to offer customers best-in-class real-time data integration, business continuity and high availability solutions that reinforce IIONE’s competitive standing in the South Korean market.”

IIONE is a DataMirror Gold Partner.

About IIONE

IIONE Co., Ltd., is a leading Korean provider of high availability, disaster recovery and data integration solutions for customers using Oracle environments. The company partners with leading technology companies to offer combinations of hardware, software and services that resolve business problems. For more information, visit www.IIONE.co.kr.

About DataMirror

DataMirror (NASDAQ: DMCX; TSX: DMC), a leading provider of real-time data integration, protection and java database solutions, improves the integrity and reliability of information across all of the systems that create and store data.  DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise. DataMirror helps customers make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

Over 2,000 companies have gained tangible competitive advantage from DataMirror software.  DataMirror is headquartered in Markham, Canada and has offices around the globe.  For more information, visit www.datamirror.com.

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"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2005 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.